UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

Fox Entertainment Group, Inc.

(Name of Subject Company (Issuer))

News Corporation

Fox Acquisition Corp

(Name of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

35138T107

(CUSIP Number of Class of Securities)

Lawrence A. Jacobs, Esq.

News Corporation

Fox Acquisition Corp

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Amy Bowerman Freed, Esq. Hogan & Hartson L.L.P. 875 Third Avenue New York, NY 10022 (212) 918-3000	Lou R. Kling, Esq. Howard L. Ellin, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000

❑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

❑	issuer tender offer subject to Rule 13e-4.

❑	going-private transaction subject to Rule 13e-3.

❑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ❑

This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed on January 10, 2005 by News Corporation, a Delaware corporation, and Fox Acquisition Corp, a Delaware corporation and a wholly owned direct subsidiary of News Corporation, as amended by Amendment No. 1 thereto on January 10, 2005, Amendment No. 2 thereto on January 25, 2005, Amendment No. 3 thereto on January 27, 2005, Amendment No. 4 thereto on February 3, 2005, Amendment No. 5 thereto on February 8, 2005 and Amendment No. 6 thereto on February 28, 2005. This Schedule TO relates to the offer by Fox Acquisition Corp to exchange (the “Exchange Offer”) 1.90 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “News Corporation Class A Shares”) for each outstanding share of the Fox Class A Shares on terms and conditions contained in the prospectus related to the Exchange Offer dated January 10, 2005, as amended (the “Prospectus”) and the related Letter of Transmittal.

The information set forth in the Prospectus and in the related Letter of Transmittal is incorporated herein by reference.

News Corporation (“News Corporation”) announced on March 3, 2005, that it is increasing the exchange ratio in its previously announced exchange offer for all of the outstanding shares of Fox Entertainment Group, Inc.’s (“Fox”) Class A common stock that News Corporation does not already own. Pursuant to the terms of the increased exchange offer, holders of Fox Class A common stock will receive 2.04 shares of News Corporation Class A common stock in exchange for each outstanding share of Fox Class A common stock validly tendered and not withdrawn in the exchange offer. Except for the increase in the exchange ratio, the other terms and conditions of the exchange offer remain unchanged.

News Corporation also announced on March 3, 2005, that it has been informed by the special committee of the Fox board of directors, comprised solely of independent directors, formed to consider the exchange offer that the committee intends to recommend that Fox stockholders accept the increased exchange offer and tender their shares.

News Corporation also announced on March 3, 2005, the settlement in principle of a purported consolidated class action lawsuit filed in the Delaware Court of Chancery and purported class action lawsuits filed in the Supreme Court of the State of New York County of New York and the U.S. District Court for the Southern District of New York, in each case, brought on behalf of stockholders of Fox other than News Corporation challenging the exchange offer.

News Corporation also announced on March 3, 2005, that it has extended the exchange offer, previously scheduled to expire at midnight on March 4, 2005, until midnight, New York City time, on March 18, 2005.

Item 12. Exhibits.

(a)(36)	Press release issued by News Corporation on March 3, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation’s Form 8-K filed on March 3, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

News Corporation

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President and Group General Counsel

Fox Acquisition Corp

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President, General Counsel

Date: March 3, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(a)(36)	Press release issued by News Corporation on March 3, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation’s Form 8-K filed on March 3, 2005).

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